# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Marine Products Corporation, CIK 0001129155
CUSIP: 568427108
Title of class of securities: Common Stock, $.10 Par Value
Address of issuer's principal executive offices: 2801 Buford Highway NE, Suite 300, Atlanta, Georgia (GA), 30329
Date of event which requires filing of this statement: 03/11/2026
Filed by CIK 0001005788
Persons authorized to receive notices and communications: W. Keith Wilkes, Jr., c/o RFA Management Company, LLC, 1908 Cliff Valley Way N.E., Atlanta, Georgia (GA), 30329, (404) 486-4628; Eric Orsic, McDermott Will & Schulte LLP, 444 West Lake Street, Suite 4000, Chicago, Illinois (IL), 60606, (312) 372-2000

## Reporting persons
- Gary W. Rollins (CIK 0001005788): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 731,150; shared voting power 2,300,780; sole dispositive power 731,150; shared dispositive power 2,300,780; aggregate amount beneficially owned 3,031,930 (8.7% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes the following shares of Company common stock: (a) 327,258 shares held by WNEG Investments, L.P., a Georgia limited partnership, (Mr. Gary Rollins is the sole member of the sole general partner of WNEG Investments, L.P.); (b) 219,149 shares held by The Gary W. Rollins Revocable Trust, as to which he is the sole trustee; (c) 1,749,868 shares held by four trusts (the "Rollins Family Trusts") for the benefit of (i) the children and/or more remote descendants and family members of his deceased brother, Mr. R. Randall Rollins, and (ii) a private charitable organization founded by R. Randall Rollins; and (d) 4,505 shares held by his spouse. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
- Gary W. Rollins Voting Trust U/A dated September 14, 1994 (CIK 0001820491): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 21,001,939; sole dispositive power 0; shared dispositive power 21,001,939; aggregate amount beneficially owned 21,001,939 (60% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes the following shares of Common Stock: (a) 19,138,233 shares held by LOR, Inc., a Georgia corporation (the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (the "GWR Voting Trust") has a 50% voting interest in LOR, Inc.); (b) 156,838 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (c) 1,065,476 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the manager of RCTLOR, LLC); (d) 297,913 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager; and (e) 343,479 shares held by Rollins Holding Company, Inc., a Georgia corporation, (the GWR Voting Trust has a 50% voting interest in Rollins Holding Company, Inc.). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
- R. Randall Rollins Voting Trust U/A dated August 25, 1994 (CIK 0001820515): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 79; shared voting power 21,001,939; sole dispositive power 79; shared dispositive power 21,001,939; aggregate amount beneficially owned 21,002,018 (60% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes the following shares of Common Stock: (a) 19,138,233 shares held by LOR, Inc., a Georgia corporation (the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (the "RRR Voting Trust") has a 50% voting interest in LOR, Inc.); (b) 156,838 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (c) 1,065,476 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the manager of RCTLOR, LLC); (d) 297,913 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager; and (e) 343,479 shares held by Rollins Holding Company, Inc., a Georgia corporation, (the RRR Voting Trust has a 50% voting interest in Rollins Holding Company, Inc.). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
- LOR, Inc. (CIK 0001212243): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 19,138,233; shared voting power 1,520,227; sole dispositive power 19,138,233; shared dispositive power 1,520,227; aggregate amount beneficially owned 20,658,460 (59% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes the following shares of Company common stock: (a) 156,838 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (b) 1,065,476 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the manager of RCTLOR, LLC); and (c) 297,913 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
- RCTLOR, LLC (CIK 0001810975): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,065,476; shared voting power 0; sole dispositive power 1,065,476; shared dispositive power 0; aggregate amount beneficially owned 1,065,476 (3% of the class)
- Rollins Holding Company, Inc. (CIK 0001228949): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 343,479; shared voting power 0; sole dispositive power 343,479; shared dispositive power 0; aggregate amount beneficially owned 343,479 (1% of the class)
- WNEG Investments, L.P. (CIK 0001820068): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 327,258; shared voting power 0; sole dispositive power 327,258; shared dispositive power 0; aggregate amount beneficially owned 327,258 (0.9% of the class)
- RFT Investment Company, LLC (CIK 0001383397): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 297,913; shared voting power 0; sole dispositive power 297,913; shared dispositive power 0; aggregate amount beneficially owned 297,913 (0.9% of the class)
- Amy R. Kreisler (CIK 0001688726): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 90,058; shared voting power 13,066; sole dispositive power 90,058; shared dispositive power 13,066; aggregate amount beneficially owned 103,124 (0.3% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes 13,066 shares of Common Stock held by six trusts benefitting the grandchildren and more remote descendants of her deceased father, R. Randall Rollins (Ms. Kreisler is a trustee of each such trust; these six trusts, along with five other similar trusts, the "1976 RRR Trusts").
- The Gary W. Rollins Revocable Trust (CIK 0001820059): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 219,149; shared voting power 0; sole dispositive power 219,149; shared dispositive power 0; aggregate amount beneficially owned 219,149 (0.6% of the class)
- Pamela R. Rollins (CIK 0001632522): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 126,542; shared voting power 28,493; sole dispositive power 126,542; shared dispositive power 28,493; aggregate amount beneficially owned 155,035 (0.4% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes 28,493 shares of Common Stock held by nine of the 1976 RRR Trusts (Ms. Rollins is a trustee of each such trust).
- Timothy C. Rollins (CIK 0001689063): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 67,835; shared voting power 26,656; sole dispositive power 67,835; shared dispositive power 26,656; aggregate amount beneficially owned 94,491 (0.3% of the class)
  Comment: Rows 8, 10, 11, 13:
  
  Includes the following shares of Common Stock: (a) 284 shares of Common Stock held by his spouse, (b) 1,291 shares held of record by a minor child under a Uniform Transfers to Minors Act account, over which he possesses voting and dispositive power as custodian of the account and (c) 25,081 shares held by seven of the 1976 RRR Trusts (Mr. Rollins is a trustee of each such trust). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
- RFA Management Company, LLC (CIK 0001228256): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 156,838; shared voting power 0; sole dispositive power 156,838; shared dispositive power 0; aggregate amount beneficially owned 156,838 (0.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.10 Par Value
Name of issuer: Marine Products Corporation
Address of issuer's principal executive offices: 2801 Buford Highway NE, Suite 300, Atlanta, Georgia (GA), 30329
Comment: This Amendment No. 13 to Schedule 13D relates to the common stock, $0.10 par value per share (the "Common Stock"), of Marine Products Corporation, a Delaware corporation (the "Company"). The original Schedule 13D was filed on January 10, 2003 and was amended by Amendment No. 1 filed on May 1, 2003, Amendment No. 2 filed on January 31, 2013, Amendment No. 3 filed on August 17, 2016, Amendment No. 4 filed on November 15, 2016, Amendment No. 5 filed on August 7, 2019, Amendment No. 6 filed on July 2, 2020, Amendment No. 7 filed on August 21, 2020, Amendment No. 8 filed on December 9, 2020, Amendment No. 9 filed on June 8, 2021, Amendment No. 10 filed on December 5, 2022, Amendment No. 11 filed on March 3, 2025 and Amendment No. 12 filed on February 6, 2026 (collectively the "Schedule 13D, as amended"). The Schedule 13D, as amended, is incorporated by reference herein. The principal executive office of the Company is located at 2801 Buford Highway NE, Suite 300, Atlanta, Georgia 30329.

## Item 2. Identity and Background
Name of person filing:
1. Gary W. Rollins is a reporting person filing this statement.

2. Amy R. Kreisler is a reporting person filing this statement.

3. Pamela R. Rollins is a reporting person filing this statement.

4. Timothy C. Rollins is a reporting person filing this statement.

5. RFA Management Company, LLC, is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.

6. The RRR Voting Trust is a reporting person filing this statement. Its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

7. The GWR Voting Trust is a reporting person filing this statement. Its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

8. LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

9. RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

10. Rollins Holding Company, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

11. RCTLOR, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

12. The Gary W. Rollins Revocable Trust is a reporting person filing this statement. It is a revocable trust established by and for the benefit of Gary W. Rollins. Gary W. Rollins is the sole trustee of The Gary W. Rollins Revocable Trust. The principal business address of The Gary W. Rollins Revocable Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

13. WNEG Investments, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

14. WNEG Management Company, LLC is the general partner of WNEG Investments, L.P., which is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity, and Gary W. Rollins is its sole manager and member.

15. Thomas Hamilton Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

16. Paul Morton is a director of LOR, Inc., which is a reporting person filing this statement.

17. The 1976 RRR Trusts are irrevocable trusts established by R. Randall Rollins for the benefit of his grandchildren and more remote descendants. Pamela R. Rollins, Timothy C. Rollins and Amy R. Kreisler are trustees of the 1976 RRR Trusts and exercise de facto control over them. The principal business address of the 1976 RRR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

18. Ryan M. Harding is a director of LOR, Inc., which is a reporting person filing this statement.

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the "Group") have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act.
Residence or business address:
With respect to the individuals identified by number in Item 2(a) above:

1. His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

2. Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

3. Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

4. His business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

15. His address is 15 Ellensview Court, Richmond, VA 23226.

16. His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

18. His business address is c/o IFO Group, LLC, 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.
Present principal occupation or employment:
With respect to the individuals identified by number in Item 2(a) above:

1. His principal occupation is Executive Chairman Emeritus of Rollins, Inc., engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

2. Her principal occupation is Executive Director, The O. Wayne Rollins Foundation (a private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

3. Her principal occupation is as a member of the Board of Trustees of Young Harris College, a member of the Board of Directors of the National Monuments Foundation, and a trustee of the O. Wayne Rollins Foundation (a private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

4. His principal occupation is Vice President of Rollins Investment Company, LLC (engaged in the provision of management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

15. His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

16. His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

18. His principal occupation is Managing Director, IFO Group, LLC, the business address of which is 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.
Criminal convictions in the last five years: With respect to all persons identified in Item 2(a) above: None.
Civil proceedings (securities laws) in the last five years: With respect to all persons identified in Item 2(a) above: None.
Citizenship: With respect to the individuals identified by number (1, 2, 3, 4, 15, 16, and 18) in Item 2(a) above: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See the Schedule 13D, as amended, for historical information.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

First Amendment to the Stockholders Agreement

On March 11, 2026, MasterCraft and the Stockholders entered into a First Amendment to the Stockholders Agreement (the "First Amendment to the Stockholders Agreement"), which amends the Stockholders Agreement to remove a provision which required the written consent of the Stockholders prior to removing the Stockholders' director nominees from the board of directors of MasterCraft.

The foregoing description of the First Amendment to the Stockholders Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the First Amendment to the Stockholders Agreement, which is filed as Exhibit E hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the cover pages to this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Thomas Claiborne does not beneficially own any shares of Company Common Stock.

Mr. Paul Morton beneficially owns 900 shares of Company Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

The 1976 RRR Trusts beneficially own 33,320 shares of Company Common Stock (0.1%). They have sole voting and dispositive power with respect to 33,320 shares.

WNEG Management Company, LLC beneficially owns 327,258 shares of Company Common Stock (0.9%). It has sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 327,258 shares. These shares include 327,258 shares of Company Common Stock held by WNEG Investments, L.P.

Ryan M. Harding does not beneficially own any shares of Common Stock.

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the "Group") have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act. The reporting persons, acting collectively as a group, have beneficial ownership of 24,353,278 shares of Common Stock (69.6%).
Transactions in the class effected during the past sixty days: Except as previously noted in the Schedule 13D, as amended, no transactions in Company common stock were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within 60 days of the date hereof.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the Schedule 13D, as amended, for historical information. The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as disclosed in the Schedule 13D, as amended, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
(A) Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k) (incorporated by reference to Exhibit A to Amendment No. 11).

(E) First Amendment to the Stockholders Agreement, dated as of March 11, 2026, by and between MasterCraft Boat Holdings, Inc. and the Stockholders party thereto.

See the Schedule 13D, as amended, for historical information.

## Signatures
- Gary W. Rollins: /s/ Gary W. Rollins, Gary W. Rollins (03/12/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Gary W. Rollins, Gary W. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (03/12/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Amy R. Kreisler, Amy R. Kreisler, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (03/12/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Pamela R. Rollins, Pamela R. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (03/12/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Timothy C. Rollins, Timothy C. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (03/12/2026)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Amy R. Kreisler, Amy R. Kreisler, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (03/12/2026)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Pamela R. Rollins, Pamela R. Rollins, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (03/12/2026)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Timothy C. Rollins, Timothy C. Rollins, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (03/12/2026)
- LOR, Inc.: /s/ Gary W. Rollins, Gary W. Rollins, as President of LOR, Inc. (03/12/2026)
- RCTLOR, LLC: /s/ Gary W. Rollins, Gary W. Rollins, as President of LOR, Inc., in its capacity as Manager of RCTLOR, LLC (03/12/2026)
- Rollins Holding Company, Inc.: /s/ Gary W. Rollins, Gary W. Rollins, as President of Rollins Holding Company, Inc. (03/12/2026)
- WNEG Investments, L.P.: /s/ Gary W. Rollins, Gary W. Rollins, as Sole Manager and Member of WNEG Management Company, LLC, in its Capacity as General Partner of WNEG Investments, L.P. (03/12/2026)
- RFT Investment Company, LLC: /s/ Gary W. Rollins, Gary W. Rollins, as President of LOR, Inc., in its capacity as Manager of RFT Investment Company, LLC (03/12/2026)
- Amy R. Kreisler: /s/ Amy R. Kreisler, Amy R. Kreisler (03/12/2026)
- The Gary W. Rollins Revocable Trust: /s/ Gary W. Rollins, Gary W. Rollins, as Trustee of The Gary W. Rollins Revocable Trust (03/12/2026)
- Pamela R. Rollins: /s/ Pamela R. Rollins, Pamela R. Rollins (03/12/2026)
- Timothy C. Rollins: /s/ Timothy C. Rollins, Timothy C. Rollins (03/12/2026)
- RFA Management Company, LLC: /s/ Gary W. Rollins, Gary W. Rollins, as President of LOR, Inc., in its capacity as Manager of RFA Management Company, LLC (03/12/2026)